SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Ellington Income Opportunities Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	8000 Norman Center Drive Suite 630 Minneapolis, MN 55437
TELEPHONE NUMBER:	(855) 897-5390
NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒  Yes                                                      ☐  No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Minneapolis and State of Minnesota on this 17th day of October, 2018.

Ellington Income Opportunities Fund

By:	/s/ John L. Sabre
Name:	John L. Sabre
Title:	President (Principal Executive Officer),
Trustee and Chairman

ATTEST:
By:	/s/ Chris Moran
Name: Chris Moran
Title: Treasurer